POZEN INC.

1414 Raleigh Road, Suite 400

Chapel Hill, North Carolina 27517

January 24, 2012

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 3010

Attention: Jeffrey Riedler, Assistant Director

Re:	POZEN Inc.

Registration Statement on Form S-3

Filed December 21, 2011

File No. 333-178673

Dear Mr. Riedler:

This letter is submitted on behalf of POZEN Inc. (“POZEN” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated January 4, 2012 (the “Comment Letter”). Submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below the comment. The Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 1.

Incorporation by Reference

Please amend your filing to incorporate by reference the Form 8-K filed February 23, 2011.

Response: The Company has amended and restated its disclosure in the “Incorporation of Certain Documents by Reference” section of Amendment No. 1 in order to include the Form 8-K filed February 23, 2011.

* * *

Securities and Exchange Commission

January 24, 2012

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (919) 913-1033.

Sincerely,

/s/ Gilda Thomas

Gilda Thomas
Senior Vice President and General Counsel

cc:	Andrew P. Gilbert, Esq., DLA Piper LLP (US)